UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the proxy statement and proxy card of Aegean Marine Petroleum Network Inc. (the "Company") for the Company's 2017 Annual Meeting of Shareholders scheduled to be held on June 8, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 25, 2017	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

May 23, 2017
TO THE SHAREHOLDERS OF
AEGEAN MARINE PETROLEUM NETWORK INC.
Enclosed are a Notice of the 2017 Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") which will be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 8, 2017 at 10:30 a.m. local time, and related materials.
At the Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect three Class B Directors to serve until the Company's 2020 Annual Meeting of Shareholders ("Proposal One");
2.
To ratify the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two," and together with Proposal One, the "Proposals"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote in the election and adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present. We urge you to vote in favor of all of the Proposals.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

/s/E. Nikolas Tavlarios
E. Nikolas Tavlarios President

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 8, 2017
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") will be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 8, 2017 at 10:30 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect three Class B Directors to serve until the Company's 2020 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two"); and
3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
The board of directors has fixed the close of business on May 1, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.
By Order of the Board of Directors

/s/Spyridon Fokas
Secretary Spyridon Fokas
May 23, 2017
 Piraeus, Greece

AEGEAN MARINE PETROLEUM NETWORK INC.
___________________________________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

 TO BE HELD ON JUNE 8, 2017
________________________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 8, 2017 at 10:30 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 23, 2017.
VOTING RIGHTS AND OUTSTANDING SHARES
On May 1, 2017 (the "Record Date"), the Company had outstanding 39,446,322 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders representing at least one-third of the shares issued and outstanding shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders. Mr. Peter C. Georgiopoulos, the holder of approximately 13.7% of the Common Shares as of the Record Date, has indicated that he intends to vote FOR the proposals set forth in the Notice of Annual Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.
The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "ANW."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 10 Akti Kondili, 185 45, Piraeus, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company has six directors on the board of directors, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of three Class B Directors expires at the Meeting. The board of directors has nominated Peter C. Georgiopoulos, John Tavlarios and Spyridon Fokas, each of whom is a current Class B Director, for election as directors whose terms would expire at the Company's 2020 Annual Meeting of Shareholders and until such time as their respective successors shall have been duly elected and qualified, except in the event of their respective death, resignation, removal or the earlier termination of their terms of office.
The persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees unless the proxy is marked otherwise. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning each nominee for director of the Company is set forth below:
Name	Age	Position
Peter C. Georgiopoulos	55	Class B Director
John Tavlarios	55	Class B Director
Spyridon Fokas	62	Class B Director

Peter C. Georgiopoulos has been the chairman of the Company's board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the chairman of the board of directors of General Maritime Corporation ("General Maritime"), a crude oil tanker company. Upon the completion of General Maritime's merger with Navig8 Crude Tankers, Inc ("Navig8") in May 2015, Mr. Georgiopoulos became the chairman of the board of directors and chief executive officer of Gener8 Maritime, Inc., the surviving company (NYSE: GNRT) ("Gener8"). From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company that he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College and he is a member of the Board of Overseers of the Tuck School.
John Tavlarios has served as a member of the Company's board of directors since December 2006. Mr. Tavlarios is currently the chief operating officer of Gener8. Prior to the merger between General Maritime and Navig8, Mr. Tavlarios served as General Maritime's chief executive officer from July 2011 until May 2015 and its president and director from December 2008 until July 2011. Mr. Tavlarios has also served as executive vice president of General Maritime from its inception in 1997 until January 2000, and president and chief operating officer of the company from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was chief executive officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as director of marine operations. From 1992 to 1995, Mr. Tavlarios was president and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the marine operations and the marketing and refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, the Company's President and Principal Executive Officer.
Spyridon Fokas has been a member of the Company's board of directors since June 2005. Mr. Fokas has also served as the Company's General Counsel and as its Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at S. Fokas -- B. Koumbiadou Law Offices. Mr. Fokas has been practicing maritime law since 1982 and has represented the Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.
Required Vote.  Approval of the Proposal will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF EACH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The board of directors is submitting for ratification at the Meeting the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017.
PricewaterhouseCoopers S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Company's Audit Committee.
Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors may retain the services of a professional proxy solicitation service for soliciting proxies.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors

/s/Spyridon Fokas
Secretary Spyridon Fokas

May 23, 2017
 Piraeus, Greece

AEGEAN MARINE PETROLEUM

IMPORTANT ANNUAL MEETING INFORMATION

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MR A SAMPLE
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**A Proposals — The Board of Directors recommends a vote FOR the listed nominees and FOR Proposal 2.**

| 1. Nominees: | For | Against | Abstain |
|---|---|---|---|
| 01. Proposal to elect Peter C. Georgiopoulos, Class B Director, to serve until the 2020 Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |
| 02. Proposal to elect John Tavlarios, Class B Director, to serve until the 2020 Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |
| 03. Proposal to elect Spyridon Fokas, Class B Director, to serve until the 2020 Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |

**B Non-Voting Items**

**Change of Address** — Please print new address below.

**C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AEGEAN
MARINE PETROLEUM

## Proxy — Aegean Marine Petroleum Network Inc.

## ANNUAL MEETING OF SHAREHOLDERS — June 8, 2017

### Proxy Solicited On Behalf of the Board of Directors

The undersigned shareholder hereby appoints E. Nikolas Tavlarios and Spyridon Fokas, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Aegean Marine Petroleum Network Inc. (the "Company") that the undersigned is entitled to vote at the 2017 Annual Meeting of Shareholders of the Company to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York on June 8, 2017 at 10:30 a.m. Eastern Time and at any and all adjournments thereof.

**THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS PRESENTED IN THE PROXY STATEMENT AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.**

**PLEASE SIGN ON REVERSE**